PRESS RELEASE                                    UNILAB CORPORATION
                                                 (AMEX:ULB)
                                                 18448 Oxnard Street
                                                 Tarzana, CA   91356
                                                 www.Unilab.com

                                                 For Further Information:
                                                 Charles Kim
                                                 Phone: (818) 758-6607
                                                 email: IRelations@Unilab.com

IMMEDIATE RELEASE
August 3, 1998

               UNILAB CORPORATION ANNOUNCES SECOND QUARTER RESULTS

TARZANA, CA, August 3, 1998 -- UNILAB Corporation (AMEX: ULB) announced today that net sales for the quarter ended June 30, 1998 were $54.4 million versus $54.0 million in the same period last year. The Company reported net income for the quarter of $3.4 million, or $0.08 per common share, compared to net income of $50 thousand, or $0.00 per common share in the same period last year.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $8.8 million for the quarter, or 16.1% of sales, compared to $5.9 million, or 11.0% of sales, for the same period last year.

For the first six months, sales were $108.9 million, an increase of 1.7% from $107.1 million in the first half of 1997. Net income was $6.5 million, or $0.15 per common share, compared to a net loss of ($1.1) million, or ($0.03) per common share in the prior year. EBITDA was $17.2 million for the first half of 1998, an increase of 64.6% from the $10.5 million earned in the same period in the prior year.

"Our second quarter results represent the sixth consecutive quarter of earnings and EBITDA improvement for Unilab" said David Weavil, Unilab's Chairman and CEO. "I am pleased with our management team's continued focus on improving the Company's financial performance."

Compared to the same quarter last year, the Company experienced a volume decline of approximately 4% and increased pricing by approximately 5%. Weavil added, "During the first half of this year, I am proud of the way Unilab's management team has successfully implemented a major Company-wide initiative to integrate new HCFA mandates into our test ordering and claims filing processes. Implementing these changes however, has consumed much of our field sales and service personnel resources and has had a contributory impact on volume." Weavil continued by stating, "We have once again been successful in reducing total expenses for the quarter in both absolute dollars and on a percent of sales basis compared to the same quarter last year, thus allowing us to continue profit margin improvement. We believe we have achieved these savings while maintaining or improving service to existing customers. While Unilab's management team will continue its efforts to improve operating efficiencies and processes, we are placing increased emphasis on seeking out profitable growth for the Company."

Unilab's receivables collections remained strong this quarter as has been the Company's experience over the past year. The number of days sales outstanding ("DSO")--a measure of billing and collection efficiency--was 66 days.

The statements in this press release that are not historical facts may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from stated. Certain of these risks and uncertainties are listed in the Company's 1997 Form 10-K.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.




                              - tables to follow -

                               Unilab Corporation
                             Statement of Operations
                  (amounts in thousands, except per share data)
                                                         Three months ended June 30,        Six months ended June 30,
                                                             1998            1997              1998           1997
Revenue                                                    $54,356         $54,027         $108,886       $107,060

Direct Laboratory and Field Expenses:
    Salaries, Wages and Benefits                            16,567          17,352           33,390         35,172
    Supplies                                                 7,492           7,616           15,105         15,167
Other Operating Expenses                                    13,200          14,593           26,329         28,575
                                                            ------          ------           ------         ------
                                                            37,259          39,561           74,824         78,914
                                                            ------          ------           ------         ------
Amortization and Depreciation                                1,941           2,312            3,926          4,465
Selling, General and Administrative Expenses                 8,324           8,539           16,858         17,694
                                                             -----           -----           ------         ------

    Total Operating Expenses                                47,524          50,412           95,608        101,073

Operating Income                                             6,832           3,615           13,278          5,987

Other Income (Expenses)
    Interest Expense, net                                  (3,386)         (3,561)          (6,760)        (7,068)
                                                           -------         -------          -------        -------

Income (Loss) Before Income Taxes                            3,446              54            6,518        (1,081)

Net Income (Loss)                                            3,446              54            6,518        (1,081)

Preferred Stock Dividends                                       33              36               66             72
                                                                --              --               --             --

Net Income (Loss) Available to Common
   Stockholders                                             $3,413             $18           $6,452       ($1,153)
                                                            ------             ---           ------       --------

Basic and Diluted Earnings per Share:
Net Income (Loss)                                            $0.08           $0.00            $0.15        ($0.03)


EBITDA                                                      $8,773          $5,927          $17,204        $10,452

                               Unilab Corporation
                                  Balance Sheet
                             (amounts in thousands)

                                                                        June 30                  December 31,
                                                                         1998                        1997
Cash and Cash Equivalents                                                $12,696                   $11,652
Accounts Receivable, net                                                  39,545                    36,583
Other Current Assets                                                       4,601                     4,106
                                                                           -----                     -----
Total Current Assets                                                      56,842                    52,341


Fixed Assets, net                                                         11,652                    13,160


Goodwill and Other Intangible Assets                                      45,499                    46,430


Other Assets                                                               6,602                     6,769
                                                                           -----                     -----


Total Assets                                                            $120,595                  $118,700
                                                                        --------                  --------


Total Current Liabilities                                                 20,147                    23,791


Long-Term Debt, net of current portion                                   123,714                   124,285
Other Liabilities                                                          2,377                     2,907


Total Shareholders' Deficit                                             (25,643)                  (32,283)
                                                                        --------                  --------


Total Liabilities and Shareholders' Deficit                             $120,595                  $118,700
                                                                        --------                  --------